EXHIBIT 6.4

FORM OF RESTRICTED STOCK AWARD AGREEMENT

ROYALTY FLOW INC.

2018 OMNIBUS INCENTIVE PLAN

Subject to the terms of the Royalty Flow Inc. 2018 Omnibus Incentive Plan (the “Plan”), Royalty Flow Inc. (the “Company”) and the Participant (“you”) agree as follows:

1. Definitions. The term “Grant Date” means the date on specified in the grant notice attached as Exhibit A (Grant Notice). Other capitalized terms that are not defined in this Agreement have the meanings defined in the Plan.

2. Grant of Restricted Shares. The Company grants to you the number of shares of Restricted Stock included on your Grant Notice (Restricted Shares).

3. Vesting. The Restricted Period for the Restricted Shares will lapse and the Restricted Shares will vest as follows:

3.1	Continuous Employment. As long as you have not experienced a Termination before each applicable vesting date, [vesting schedule to be inserted] (each [anniversary], a “Vesting Date”). Upon vesting, the Restricted Shares will be rounded down to the nearest whole share of Common Stock.

3.2	Termination. In the event of your Termination before the last Vesting Date, you will forfeit any unvested Restricted Shares for no consideration. However, if your Termination occurs because of your Disability or death, any outstanding Restricted Shares will become fully vested and the Restricted Period for those Restricted Shares will lapse upon your Termination.

4. Non-Transferability. You may not transfer the Restricted Shares except as permitted under Section 14(b) of the Plan.

5. Stockholder Rights. Subject to the restrictions set forth in Section 9 of the Plan, you generally will have the rights and privileges of a stockholder of Royalty Flow Inc. as to the Restricted Shares on the Grant Date, including the right to vote the Restricted Shares. However, any dividends payable on the Restricted Shares will be held by the Company and delivered to you (without interest) within 15 days after the applicable Restricted Shares vest. You will forfeit the right to any accumulated dividends if you forfeit the Restricted Shares to which the dividends relate. To the extent you forfeit the Restricted Shares, any stock certificates issued to you evidencing the shares must be returned to the Company, and all of your rights to those shares and as a stockholder with respect to those shares will terminate without further obligation on the Company’s part.

6. Tax Withholding. This Award will be subject to all applicable taxes as provided in Section 14(d) of the Plan.

7. Notice. Every notice or other communication relating to this Agreement between the Company and you must be in writing. All notices and communications between you and any third-party Plan administrator must be mailed, delivered, transmitted, or sent according to that administrator’s procedures.

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8. Binding Effect. This Agreement will be binding upon and inure to the benefit of the heirs, executors, administrators, and successors of the parties to this Agreement.

9. Waiver and Amendments. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate this Agreement, prospectively or retroactively, except that your consent will be required for any waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect your rights. No waiver by either of the parties to this Agreement of their rights will constitute a waiver of any subsequent occurrences or transactions unless the waiver specifically states that it is to be construed as a continuing waiver. The Committee’s authority under this Section 9 may be subject to stockholder approval as required under Section 13(b) of the Plan.

10. Governing Law; Forum. This Agreement will be construed and interpreted under the laws of the State of Delaware, without regard to the principles of conflicts of law. If any controversy among the parties arises out of, or relates to, this Agreement, you and the Company agree and consent to the exclusive jurisdiction and venue of the state and federal courts of New Castle County in the State of Delaware.

11. Plan. The terms of the Plan are incorporated into this Agreement. In the event of a conflict or inconsistency between the terms of the Plan and this Agreement, the Plan will control. You acknowledge that a copy of the Plan (which is publicly-filed) has been made available to you, as well as a prospectus describing the terms of the Plan.

12. Imposition of Other Requirements. The Company may impose any other requirements on your participation in the Plan, on the Restricted Shares, and on any shares acquired under the Plan if the Company determines it is necessary or advisable for legal or administrative reasons. The Company may also require you to sign any additional agreements that may be necessary to accomplish the foregoing.

13. Entire Agreement. The information on your Grant Notice, this Agreement, and the Plan constitute the entire understanding between you and the Company regarding the Restricted Shares.

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EXHIBIT A — GRANT NOTICE

FOR RESTRICTED STOCK AWARD AGREEMENT

Name: [Name] (“you”)

ID: [Employment ID]

Grant Date: [Date]

Number of Shares of Restricted Stock: [Amount]

Acknowledgement and Acceptance

By signing below, you acknowledge that the Award reflected in this Grant Notice is governed by the Plan and the Restricted Stock Award Agreement terms and conditions, which you have received with this notice. You also accept the grant of the above award under its terms and conditions.

ACCEPTED BY:

_______________________________________________

Signature

_______________________________________________

Date

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